Exhibit 11

Statement re Computation of Per Share Earnings

The composition of basic and diluted earnings per share was as follows for the years ended December 31:

	2013	2012	2011
Net income available to common stockholders	$74,034	$34,304	$34,509

Weighted average number of common shares outstanding	43,237,513	41,366,860	40,708,552
Effect of warrants	-	-	-
Effect of stock options	39,418	140,800	178,141
Weighted average diluted number of common shares outstanding	43,276,931	41,507,660	40,886,693

Basic earnings per share	$1.71	$0.83	$0.85
Diluted earnings per share	$1.71	$0.83	$0.84